August 19, 2025

Kok Peng Na
Chief Executive Officer
Westin Acquisition Corp
Suite 1165-L 3 Coleman Street #03-24
Singapore 179804

       Re: Westin Acquisition Corp
           Registration Statement on Form S-1
           Filed July 23, 2025
           File No. 333-288889
Dear Kok Peng Na:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Please disclose whether the closing of this offering is contingent upon Nasdaq approval of your listing application.
Prospectus Summary, page 1

2. Please revise to highlight your dual-class capital structure within the prospectus summary section, addressing the disparate voting rights of the Class A and Class B ordinary shares.
Competitive Strengths, page 2

3. Please disclose the basis for your statement that your management team has significant experience in biotechnology.
 August 19, 2025
Page 2

Effecting a Business Combination, page 6

4. We note your disclosure that you may seek shareholder approval to amend your amended and restated memorandum and articles of association to extend the date by which you must consummate your initial business combination. Please expand to disclose any limitations on extensions, including the number of times. See Item
       1602(b)(4) of Regulation S-K.
Redemption Rights, page 24

5. We note your disclosure here and elsewhere in the registration statement that pursuant to your post-offering amended and restated memorandum and articles of association you are only required to give five days' notice for each general meeting.
       Please revise here and elsewhere as applicable to be consistent with the minimum dissemination period required by Exchange Act Rule 14a-6(q).
Conflicts of Interest, page 27

6. You state that each of your directors and officers is associated with other entities that have priority and preference relative to Westin Acquisition Corp. Please identify the entities that have these priorities and preferences.
Dilution, page 84

7. We note your disclose that your net tangible book value calculations do not reflect any dilution associated with the exercise of rights as the rights are accounted for as equity and are only exercisable following the consummation of our initial business combination. We also note that footnote four to your denominator disclosure assumes the issuance of 833,334 public shares underlying the public rights. Please revise to consistently disclose whether the rights are included or excluded from your calculations.
Management, page 116

8. Please revise this section and the prospectus summary to clearly identify any SPACs and SPAC business combinations in which your management team has participated.
       In addition, for each SPAC involving members of your management team, clearly disclose any extensions and redemption levels in connection with any extension and/or business combination. For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. If your management has not participated in any other SPACs or SPAC business combinations, please revise to include an affirmative statement to that effect. Refer to Item 1603(a)(3) of Regulation
       S-K.
Conflicts of Interest, page 120

9. We note your cross reference to a risk factor titled "Since our sponsor, officers and directors, any other holder of our initial shares may lose their entire investment in us if our initial business combination is not completed..." However, no risk factor with this title appears in your risk factors section. Please revise or advise. August 19, 2025
Page 3

General

10. We note disclosure appearing throughout your prospectus discussing the risks related to investing in companies that operate in China. However, disclosure in your prospectus summary indicates that you have no operations in China and that you will not complete an initial business combination with a company being based in or having the majority of their operations in Greater China. We also note that your officers and directors are residents of Singapore and Malaysia with no apparent ties to China.
       Please revise, wherever appropriate, to explain why the risks associated with investing in companies that are based in or that have the majority of their operations in China apply to your company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bonnie Baynes at 202-551-4924 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Cassi Olson, Esq.